                                                                    EXHIBIT 99.3
                                                           [English Translation]
                                                                January 16, 2002

                              HANARO TELECOM, INC.
                        2002 DECEMBER SUBSCRIBER NUMBERS

Hanaro Telecom, Inc. announced its 2002 December subscriber numbers on January 16, 2003.

The number of broadband subscribers is based on the number of billing subscribers, whereas the number of voice and leased line subscribers is based on the number of subscriber lines.

1.   BROADBAND

-----------------------------------------------------------------------------------------
                                                       Number of Subscribers
-----------------------------------------------------------------------------------------
                              ADSL                              1,274,765
    Residential      --------------------------------------------------------------------
                           Cable Modem                          1,535,973
-----------------------------------------------------------------------------------------
                 Sub Total                                      2,810,738
-----------------------------------------------------------------------------------------
                              ADSL                                 19,603
    Corporate        --------------------------------------------------------------------
                           Cable Modem                              3,717
-----------------------------------------------------------------------------------------
                 Sub Total                                         23,320
-----------------------------------------------------------------------------------------
                   B-WLL                                           38,293
-----------------------------------------------------------------------------------------
                Wireless LAN                                        5,175
-----------------------------------------------------------------------------------------
                   Total                                        2,877,526
-----------------------------------------------------------------------------------------


2.   VOICE

-----------------------------------------------------------------------------------------
                                                    Number of Subscriber Lines
-----------------------------------------------------------------------------------------
                Residential                                       679,977
-----------------------------------------------------------------------------------------
                 Corporate                                        250,057
-----------------------------------------------------------------------------------------
                    VoIP                                            9,818
-----------------------------------------------------------------------------------------
                   Total                                          939,852
-----------------------------------------------------------------------------------------

Note: The number of corporate subscribers, that was included in the number of premium call subscribers, was excluded from December 2002 onward.

3.   LEASED LINE

-----------------------------------------------------------------------------------------
                                                         Subscriber Lines
-----------------------------------------------------------------------------------------
                Leased line                                         2,641
-----------------------------------------------------------------------------------------
             Internet dedicated                                     4,033
-----------------------------------------------------------------------------------------
                   B-WLL                                                6
-----------------------------------------------------------------------------------------
         International leased line                                     29
-----------------------------------------------------------------------------------------
                   Total                                            6,709
-----------------------------------------------------------------------------------------


4.   TOTAL

-----------------------------------------------------------------------------------------
                   Total                                        3,824,087
-----------------------------------------------------------------------------------------